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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)


                          Momentum Software Corporation
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)


                                    608783106
                                 (CUSIP Number)


                                   Jack Becker
                             Snow Becker Krauss P.C.
               605 Third Avenue, New York, NY 10158 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                 August 8, 1994
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [x].




                                Page 1 of 5 pages
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SCHEDULE 13D

Cusip No.: 608783106                                          Page 2 of 5 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Snow Becker Krauss P.C.


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                        (b) [ ]

3) SEC USE ONLY


4) SOURCE OF FUNDS
         OO (See Item 3)

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION

            New York State


                             7)   SOLE VOTING POWER
                                  300,000

NUMBER                       8)   SHARED VOTING POWER
OF SHARES                         0
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH                              300,000
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER
                                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          300,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.2%

14)  TYPE OF REPORTING PERSON
          CO
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                                                                    Page 3 of 5

Item 1. Security and Issuer.

     This Statement relates to shares of Common Stock, $.001 par value (the "Shares"), of Momentum Software Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 401 South Van Brunt Street, Englewood, NJ 07631.


Item 2. Identity and Background.

     The Reporting Person is Snow Becker Krauss P.C.. Its address is 605 Third Avenue, New York, NY 10158. The Reporting Person is a law firm professional corporation organized in New York State.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person received 200,000 Shares from the Issuer in payment of legal fees and disbursements owed to the Reporting Person by the Issuer. No cash was paid by the Reporting Person for the Shares.


Item 4. Purpose of Transaction.

     The Reporting Person acquired the Shares, as described in Item 3, in payment of legal fees and disbursements owed to the Reporting Person by the Issuer. Except as otherwise disclosed herein, and absent any change in circumstances, the Reporting Person intends to maintain its equity position in the Issuer. The Reporting Person, however, intends to review on a continuing basis its investment in the Issuer and may, depending upon such evaluation of the Issuer's business and prospects and upon future developments in the Issuer's business and economic conditions, determine to increase, decrease, continue to hold or dispose of its position in the Issuer. In addition, the Reporting Person may agree to accept additional shares of the Issuer in exchange for legal fees and disbursements currently due and owing to the Reporting Person from the Issuer.


Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 300,000 Shares. This amount represents approximately 7.2% of the outstanding Shares of the Issuer (based on 4,149,698 outstanding Shares of the Issuer as of April 12, 1996, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 1995.

     (b) The Reporting Person has sole voting power over 300,000 Shares, shared voting power over 0 Shares, sole dispositive power over 300,000 Shares, and shared dispositive power over 0 Shares.

     (c) The Reporting Person has not, in the past sixty days, engaged in any transactions involving Shares of the Issuer other than as reported in Item 3 above.

     (d) and (e) N/A.
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                                                                    Page 4 of 5


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person has no agreements or understandings with any person or entity respecting the Shares.


Item 7. Material to be Filed as Exhibits.

     None.
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                                                                    Page 5 of 5

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SNOW BECKER KRAUSS P.C.



Dated: May 7, 1996
                                            By: /s/ Jack Becker
                                                -----------------------
                                                Jack Becker, Principal